CONFIDENTIAL TREATMENT REQUESTED

BY UNITY SOFTWARE INC.

Rachel B. Proffitt

T: +1 415 693 2031

rproffitt@cooley.com

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

August 26, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo, Legal Branch Chief
Matthew Derby, Staff Attorney
Stephen Krikorian, Accounting Branch Chief
Morgan Youngwood, Staff Accountant

Re:	Unity Software Inc.

Registration Statement on Form S-1

Filed August 24, 2020

File No. 333-248255

Ladies and Gentlemen:

On behalf of Unity Software Inc. (the “Company”), we are providing the staff (the “Staff”) of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Commission”) with information regarding the proposed preliminary price range of the shares of common stock to be offered in the Company’s proposed initial public offering (“IPO”) pursuant to the Company’s Registration Statement on Form S-1 (File No. 333-248255), initially filed with the Commission on August 24, 2020 (the “Registration Statement”).

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least 10 business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at (415) 693-2031 rather than rely on the U.S. mail for such notice.

Cooley LLP    101 California Street    5th Floor    San Francisco, CA    94111-5800

t: (415) 693-2000   f: (415) 693-2222   cooley.com

Unity Software Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

United States Securities and Exchange Commission August 26, 2020 Page Two	CONFIDENTIAL TREATMENT REQUESTED BY UNITY SOFTWARE INC.

Preliminary Price Range

The Company supplementally advises the Staff that it currently estimates a preliminary price range of $[***] to $[***] per share of common stock (“Preliminary Price Range”) for its IPO. The Preliminary Price Range was not derived using a formal determination of fair value but was determined by discussions between the Company and Goldman Sachs & Co. LLC and Credit Suisse Securities (USA) LLC, the lead underwriters of the IPO (the “Representatives”) that took place on August 21, 2020. The proposed Preliminary Price Range has been estimated based upon current market conditions, the Company’s financial condition and prospects and the performance of recent initial public offerings in the technology industry. The Company and the Representatives also focused on the current market valuations and market trading performance of the following sectors: growth software, developer platform and design leaders. Prior to August 21, 2020, the Representatives had not provided the Company with a specific estimated price range.

The Company supplementally advises the Staff that the Preliminary Price Range is subject to further revision based on market conditions, business developments and other factors.

Historical Fair Value Determination and Methodology

To facilitate the Staff’s review, the table below contains a complete list of all shares of common stock underlying equity awards granted during the period from August 1, 2019 through the date of this letter (the “Review Period”) together with the exercise price per share (in the case of stock option grants) and the underlying common stock fair value per share used for financial reporting purposes, as described below. The Company has not made any other equity incentive grants during the Review Period.

Grant Date	Number of Shares of Common Stock Underlying Equity Awards Granted	Exercise Price	Underlying Common Stock Fair Value For Financial Reporting
September 11, 2019	1,230,122	$14.47	$21.61
November 6, 2019(1)	1,672,317	—	$22.04
November 18, 2019	624,393	$15.26	$22.06
December 13, 2019	1,616,908	$15.41	$22.09
December 13, 2019(1)	1,183,030	—	$22.09
March 6, 2020	2,474,260	$17.67	$22.00
March 6, 2020(1)	1,281,950	—	$22.00
June 4, 2020	2,694,333	$19.62	$25.72
June 4, 2020(1)	2,811,018	—	$25.72

(1) Represents restricted stock units. The Company generally measures the fair value of RSUs based on the grant-date share price of the underlying common stock. No expense is recognized related to a restricted stock unit until the liquidity event occurs. At that date, cumulative stock-based compensation expense using the graded vesting method for those RSUs for which the service condition has been satisfied prior to the liquidity event would be recognized and the remaining expense will be thereafter recognized over the remaining vesting period of the award under a graded vesting method. As discussed in Note 11 to the Company’s consolidated financial statements in the Registration Statement, upon completion of the IPO, we will record cumulative stock-based compensation expense for RSUs subject to service- and liquidity event-based vesting conditions for which the service condition has been satisfied prior to the IPO.

Cooley LLP    101 California Street    5th Floor    San Francisco, CA    94111-5800

t: (415) 693-2000   f: (415) 693-2222   cooley.com

Unity Software Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

United States Securities and Exchange Commission August 26, 2020 Page Three	CONFIDENTIAL TREATMENT REQUESTED BY UNITY SOFTWARE INC.

In addition, on August 14, 2020, the board approved the grant of an aggregate of 82,568 shares of the Company’s common stock issuable upon the vesting of restricted stock units to the Company’s non-employee directors immediately prior to the effectiveness of the Registration Statement. The underlying common stock fair value for these grants will be the public offering price in the IPO.

The Company respectfully refers the Staff to the Registration Statement for a discussion of the Company’s Common Stock Valuations under the Critical Accounting Policies and Estimates including the discussion therein regarding how the Company’s board of directors, along with management, exercised its reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of fair value of the Company’s common stock, including the prices at which the Company or other holders sold common and convertible preferred stock to outside investors in arms-length transactions (collectively the “secondary market transactions”) and independent third-party valuations of the Company’s common stock among others. During the Review Period, as part of the Company’s evaluation of fair value for financial reporting purposes, the Company used the prices of the secondary market transactions in determining the fair value of the Company’s common stock.

The Company advises the Staff on a supplementary basis that the stock option awards included above were each granted at an exercise price equal to the most recent valuation date fair value as determined by the third-party valuation firm.

The Company analyzed the common stock fair value on a quarterly basis and considered the secondary market transaction activity that occurred in the relevant periods, as well as significant events that would provide an indication as to the current fair value of the common stock (i.e., when a round of financing occurred). For grants made between valuation periods, the Company considered the qualitative and quantitative factors as outlined in the AICPA Guide, including the application of straight-line interpolation between the values implied by secondary market activity and rounds of financing, when assessing the current fair value of the underlying shares as of the grant date.

The Company believes that the straight-line methodology provides the most reasonable basis for the valuation of its common stock between valuation dates because the Company did not identify any single event that occurred during periods between valuation dates that would have caused a material change in fair value. Instead, a combination of Company-specific factors, including the prices at which the Company or its stockholders sold the Company’s common stock to outside investors in arms-length transactions, led to the changes in the fair value of the underlying common stock.

Difference between Recent Valuations and Preliminary Price Range

The Company believes the following factors explain the difference between the fair value of the Company’s common stock as of June 4, 2020, which is the most recent date on which the Company has made grants of equity awards, and the determination of the Preliminary Price Range:

•

The holders of the Company’s convertible preferred stock currently enjoy substantial economic rights and preferences over the holders of its common stock, including the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock and liquidation payments in preference to holders of common stock. The Preliminary Price Range assumes the conversion of all the Company’s convertible preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such convertible preferred stock results in a higher valuation for the Company’s common stock, which is reflected in the Preliminary Price Range.

Cooley LLP    101 California Street    5th Floor    San Francisco, CA    94111-5800

t: (415) 693-2000   f: (415) 693-2222   cooley.com

Unity Software Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

United States Securities and Exchange Commission August 26, 2020 Page Four	CONFIDENTIAL TREATMENT REQUESTED BY UNITY SOFTWARE INC.

•

Unlike the valuation methodologies used in connection with the Company’s historical equity issuances, the Preliminary Price Range does not take into account the probability of alternative outcomes that could yield lower valuations, such as a sale transaction at differing valuations or that the Company may continue as a private, stand-alone entity.

•

Since June 4, 2020, the Company has taken several steps towards the completion of an IPO, including holding “testing the waters” meetings, at which the Company received feedback from potential investors, engaging nine additional underwriters and holding its IPO organizational meeting, as well as publicly filing the Registration Statement with the Commission.

•	Secondary sales prices after June 4, 2020 to date have ranged from $26.00 per share to $36.00 per share.

•	The market sentiment and performance of initial public offerings generally since June 2020, including several other high-growth technology companies, such as ZoomInfo, Jamf, Vertex and Agora.

•

The Preliminary Price Range represents a future price for shares of common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the common stock as of all of the equity grant dates described above appropriately represents a contemporaneous estimate of the fair value of shares of common stock that were then illiquid and might never become liquid. This illiquidity contributed to the difference between the estimated fair values for the grants described above and the Preliminary Price Range.

•

The favorable condition of the securities markets and the recent significant increase in market prices of publicly traded common stock of comparable companies, as described further below, despite the ongoing COVID-19 pandemic.

•

A number of technology companies have either completed or made public filings for their initial public offerings, suggesting a potentially favorable market for companies similar, in some respects, to the Company in executing and completing initial public offerings.

As previously discussed, the Company and the Representatives focused on the current market valuations and market trading performance of the following sectors to derive the Preliminary Price Range: growth software, developer platform and design leaders. Companies in growth software include Bill.com, Cloudflare, Slack, Smartsheet, RingCentral, Avalara, The Trade Desk, Zendesk and Anaplan. Developer platform companies include Elastic, Twilio and MongoDB. Design leader companies include Adobe and Autodesk. The Company supplementally advises the Staff that the group of comparable companies used in both the Company’s most recent contemporaneous independent common stock valuation report and in determining the Preliminary Price Range included MongoDB (developer platform), Twilio (developer platform), Autodesk (design leaders) and Adobe (design leaders). For the last three months ended August 18, 2020 (the date at which this information was pulled for purposes of determining the Preliminary Price Range), the share prices of growth software, developer platform and design leader companies saw a median increase of 18%, 25% and 27%, respectively. For example, the price of Twilio’s common stock increased over 37% during this period. The price of Autodesk’s common stock increased 28% during this period. For the last six months ended August 18, 2020 (the date at which this information was pulled for purposes of determining the Preliminary Price Range), the share prices of growth software, developer platform and design leader companies saw a median increase of 29%, 48% and 20%, respectively. Despite the fact that Bill.com, Cloudflare, Slack, Smartsheet, RingCentral, Avalara, The Trade Desk, Zendesk, Anaplan and Elastic do not operate businesses similar to the Company, they were included in the list of comparable companies since they represent the type of high-growth, software companies that investors in the IPO will view as relevant comparables to the Company, especially given that they have growth rates and margins more similar to the Company than other comparable companies, and were relevant comparisons to the Company for purposes of determining the Preliminary Price Range.

Cooley LLP    101 California Street    5th Floor    San Francisco, CA    94111-5800

t: (415) 693-2000   f: (415) 693-2222   cooley.com

Unity Software Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

United States Securities and Exchange Commission August 26, 2020 Page Five	CONFIDENTIAL TREATMENT REQUESTED BY UNITY SOFTWARE INC.

Summary

Based on the above analysis, the Company respectfully submits to the Staff that the determination of the fair value of its common stock described above was consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide: Valuation of Privately-Held Company Equity Securities Issued as Compensation.

*            *             *

Please contact me at (415) 693-2031 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

Cooley LLP

/s/ Rachel B. Proffitt
Rachel B. Proffitt

cc:	John Riccitiello, President and Chief Executive Officer, Unity Software Inc.

Ruth Ann Keene, Senior Vice President, Chief Legal Officer and General Counsel, Unity Software Inc.

Nora Go, Senior Director, Corporate Legal, Unity Software Inc.

Jon Avina, Cooley LLP

Jonie Ing Kondracki, Cooley LLP

John Savva, Sullivan & Cromwell LLP

Sarah Payne, Sullivan & Cromwell LLP

Cooley LLP    101 California Street    5th Floor    San Francisco, CA    94111-5800

t: (415) 693-2000   f: (415) 693-2222   cooley.com

Unity Software Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.